AMENDED & RESTATED

INVESTOR DISCLOSURE PACKET

Barrett & Benitez Development LLC

Limited Liability Company Membership Interests



COMMON OWNER CF LLC
acting as Intermediary



COMMON OWNER

SPONSOR SIGN-OFF

I HAVE CAREFULLY REVIEWED THE ATTACHED FORM C AND DISCLOSURE PACKET AND HEREBY CONFIRM THAT THEY (I) ACCURATELY REFLECT ALL OF THE INFORMATION REQUIRED BY 17 CFR §227.201, (II) ACCURATELY REFLECT ALL OF THE INFORMATION WE GAVE TO COMMON OWNER CF, (III) DO NOT INCLUDE ANY UNTRUE STATEMENTS OF FACT, AND (IV) DO NOT OMIT ANY FACT NECESSARY TO MAKE THE STATEMENTS MADE NOT MISLEADING.

ISSUER REPRESENTATIVE:

DocuSigned by:

Brandi Barrett

F410DA64C035486...

_____

Signature

Brandi Barrett_____

Print Name

Member and Manager_____

Title

6/30/2023

_____

Date

INVESTOR DISCLOSURE PACKET

BARRETT & BENITEZ DEVELOPMENT LLC

(a New York Limited Liability Company)

$50,000 Target Amount

$500,000 Maximum Amount

Equity

Barrett & Benitez Development LLC

229 W. Genesee Street Box 118, Buffalo, New York 14202

June 30, 2023

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Amendment

Barrett & Benitez Development LLC (the "Company") is filing this Amendment to its Form C, which was originally filed with the Securities and Exchange Commission on February 23, 2023 (link here). This Amendment is being filed in order to extend the Offering Deadline to October 31, 2023.

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Barrett & Benitez Development LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	New York
Date Company Was Formed (from the Company's Certificate of Incorporation)	August 15, 2022
Kind of Entity (Check One)	_____ Corporation __X___ Limited liability company _____ Limited Partnership
Street Address	229 W. Genesee St. Box 118 Buffalo, NY 14202
Website Address	BarrettBenitezDevelopment.com

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Brandi Barrett	
All positions with the Company and How Long for Each Position	**Position: Manager / Founder**	**How Long: Since Formation (August 15, 2022)**
Principal Occupation During Last Three Years	Manager: Barrett & Benitez Development LLC Member: American Women Empower Real Estate & Development LLC	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	

If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name:	Business:
	1) Heart of the City Neighborhoods, 2) Broadway-Fillmore Neighborhood Housing Services, Inc.	1) non-profit – affordable housing 2) non-profit – affordable housing
Business Experience During Last Three Years (Brief Description, if any)	1) Manage and/or the point of contact to vendors, contractors, and tenants in affordable housing development and placement. 2) Assist with developing scopes of work when applicable for applicants/graduates of the East Side Avenue Credit Based Real Estate Training Program. 3) Prior to formation of Barrett & Benitez Development LLC, Brandi was a managing member of American Women Empower Development LLC, a small woman-owned real estate development company. Barrett & Benitez Development LLC is the successor-in-interest to American Women Empower Development LLC.	

Person #2

Name	Jackeysi Benitez	
All positions with the Company and How Long for Each Position	**Position: Manager / Co-Founder**	**How Long: Since Formation (August 15, 2022)**
Principal Occupation During Last Three Years	**Manager**: Barrett & Benitez Development LLC **Interim Director**: Fordham University's Liberty Partnerships Program	
Has this Person Been Employed by Anyone Else During the Last Three Years?	___X_ Yes _____ No	

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If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Fordham University's Liberty Partnerships Program	**Business:** nonprofit
Business Experience During Last Three Years (Brief Description, if any)	Currently Interim Director overseeing the program's grant, implementing programs for middle and high school students and developing partnerships within the community to increase the program's resources.	

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	1) Brandi Barrett (50%) 2) Jackeysi Benitez (50%)

§227.201(d) – The Company's Business and Business Plan

About the Company

Barrett & Benitez Development LLC (sometimes called the "Company" or "Barrett & Benitez") is a community based-women and minority owned real-estate development company, focusing on providing essential resources in marginalized communities throughout the City of Buffalo and Western New York. Through a series of mixed-use development projects, Barrett & Benitez aims to create essential commercial resources and equitable housing opportunities in predominantly minority neighborhoods.

To accomplish this goal Barrett & Benitez will seek to acquire, develop, and redevelop commercial and residential real-estate in Western New York with a focus on minority neighborhoods in the City of Buffalo. In addition to real-estate development, Barrett & Benitez will provide community engagement and property management as a service, drawing upon their years of experience as community leaders.

Community engagement is a critical aspect of the work Barrett & Benitez will perform. It involves actively seeking out and meeting with members of the community in which the company is developing real estate in order to understand the needs , concerns , and continued support for the company's projects. It is this level of stewardship, advocacy, and expertise which will guide the Company's thoughtful approach to developing its projects.The Company has already begun their first real-estate development project and are deep into the planning stages for a mixed-use development that will feature an eco-friendly laundromat, commercial space for lease, community gathering spaces, a café, and multiple residential units. The project, aptly named "Loads of Love" will be built at 59 and 61 Laurel Street and 102 Riley Street in the City of Buffalo (sometimes called "Loads of Love" or the "Project"). The anchor tenant will be a new and innovative type of laundromat typically only found in large cities with an international presence. Barrett & Benitez believe it is important to bring such a laundromat to an area designated as "highest need" in the city of Buffalo. This location is attractive as there is a lack of laundromats nearby, creating a high concentration of residents who need reliable and dependable laundry services in a close proximity. The Company will own and manage the Loads of Love project through Loads of Love LLC, a New York limited liability company that is currently 100% owned and by the Company, although the Company may decide to admit other members into Loads of Love LLC, or enter into agreements with guarantors in order to obtain financing (this is discussed in greater detail in the **Risks of Investing** section below). A copy of the Operating agreement of Loads of Love LLC

With housing affordability becoming a critical issue in this area of the city of Buffalo, Loads of Love will also provide affordable rent for residents in an area where recent developments have been continually putting upward pressure on rents. The vision of this project is to provide high quality affordable housing, in a medium density format, with ample living space, including storage and private outdoor balconies. Additionally, the project will feature a shared outdoor gazebo and community garden space for educational and community uses. Located between the commercial and transportation corridors of Main Street and Jefferson Avenue, we believe this project can be an initial step and catalyst to restoring Michigan Avenue as a major mixed-use thoroughfare in the City of Buffalo, as it was historically.

The project is currently anticipated to be financed by a construction to permanent loan from the Community Preservation Corporation a not-for profit lender and a "small building participation loan program" loan from the New York State Housing Finance Agency, administered by New York State Homes and Community Renewal, a subsidized funding source designed to help affordable housing projects maintain competitive economic returns. however, it is important to note that at this time, neither of these sources of funding have been committed and the Company is still preparing applications for these funding sources, which are being underwritten by the perspective lenders. The project is also currently anticipated to be partially funded by an East Side Capital Development Grant, funded by Empire State Development, and while an application has been submitted, this funding source has only been partially committed. Brandi Barrett's participation in the "Community Based Real Estate

Development Training Program makes the Company and the Project eligible to pursue this funding source. The balance of the required funds are anticipated to come in the form developer equity from Barrett & Benitez Development LLC, other "to be identified" members of Loads of Love, or other grant-funded or subsidized sources for which applications are currently pending.

The Company also anticipates generating revenue by providing property management services and community engagement services as a third-party to other property owners and developers in Western New York. The Company will also explore real estate development opportunities other than the Project, which may ultimately generate additional revenue streams for the Company, either directly or through strategic partnerships.

Proceeds of this crowdfunding offering will be used to make capital contributions to Loads of Love LLC to fund equity requirements for the Loads of Love project, to provide working capital for the Company to hire staff any purchase equipment to support its Property Management and Community Engagement functions, to perform due diligence on potential additional real estate development opportunities, and to form and make capital contributions to additional limited liability companies to pursue additional real estate development projects, as determined from time to time in the discretion of the Managers.

About the Team

Brandi Barrett: Brandi has a background in commercial lending and finance, with twelve years of experience with Bank of America. In this role, she analyzed credit risk and monitored credit compliance in the context of regulatory requirements. She also worked with loan origination and underwriting, developing a strong financial literacy pertinent to real estate development financing.

Crucially, Brandi is a graduate of the 2020 class of the Community-Based Real Estate Development Training Program, sponsored by Empire State Development. This educational program aims to teach critical real estate development skills to emerging developers tackling development projects on the East Side of Buffalo. The Program teaches classes ranging from financial modeling to property management and leasing. The skills developed in this program make Brandi well suited to be a Manager of the Company.

More recently, Brandi has become the Director of Operations for the Fruit Belt Community Land Trust, which aims to preserve long-term housing affordability in the Fruit Belt neighborhood. She is also affiliated with a number of other community groups and nonprofits, frequently volunteering her time to forge deeper connections with the community where the project is located.

Brandi works at Broadway-Fillmore Neighborhood Housing Services, Inc. as the Commercial District Program Manager and was a participant in the Karen Lee Spaulding Oishei Fellowship Leaders of Color Cohort 3. Through these roles and experiences she has gained extensive knowledge of construction activities, lender reporting requirements, real property acquisition, grant disbursements, community relations, property management, and related, pertinent, activities.

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Brandi's high level of advocacy in motivating Eastside communities to work together and share experiences is a key reason that the historic Central Terminal Restoration Corporation is investing in raising awareness of the importance of the landmark structure and has made renewed efforts into tapping into cultural dynamics and exchange. Brandi is also a frequent panelist speaker for Leadership Buffalo Program cohorts, demystifying the effects of economic development and displacement on City of Buffalo communities. Most recently, Brandi was nominated and awarded the Mary Talbert award for Emerging Preservationists. As an activist, she articulates to others how community anchors and historic places are critical to a neighborhood's success. Brandi's combined experiences and activities are directly relevant to the tasks that will be required to lead this project.

Jackeysi Benitez: Jackeysi joined the development team in 2022 as a co- owner and manager. As a bilingual Spanish licensed social worker, with over 10 years of experience working with communities of color, she has proven to be a strong advocate for people who experience inequality in life. Her work with the physically disabled, immigrants, children and families and adolescence in pursuit of higher education, has allowed her to access and provide beneficial resources focused on a community centered approach to provide services such as mental health, health care, housing and education resources. In addition to her professional skills as well as her financial investment to the project, Jackeysi has been contributing to other aspects of the project related to: raising capital, working with the project architect to develop final construction drawings, and working with project counsel on organizational formation and structuring. Her administrative experience working as a director in higher education has helped her to learn soft skills that have assisted with these functions.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.
- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making an investment like this and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, a failure of the Company to obtain anticipated financing or grant funding, project delays, the admission of other members into Loads of Love LLC or other guarantor agreements required to fund the Project, and potential disasters that are not covered by insurance. Review the attached Exhibit A: Risks of Investing for a more expansive list of potential risks.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

In this offering (the "Offering"), the Company is trying to raise a maximum of $500,000, but we will move forward with the project and use investor funds if we are able to raise at least $50,000 (the "Target Amount"). If we have not raised at least the Target Amount by October 31st, 2023 at 5pm EST (the "Target Date" or "Offering Deadline"), we will terminate the Offering and return 100% of the money to anyone who has subscribed.

The minimum you can invest in the Offering is $500.

We plan to conduct our initial closing approximately one month after launching this offering, if the Target Amount has been exceeded. We will have a closing for additional funds on the last day of each month following the month of our initial closing. Thus, the last day of each month following an initial closing will be treated as a new "Target Date." For example, if you invest on the 10th of a month, following the initial closing, you may cancel your investment at any time until 48 hours before the end of that month.

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Amount as of the Offering Deadline, no securities will be sold in the Offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this Offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Amount?	___X____ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$500,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Amount) on a pro-rata basis, so that every Investor who subscribes will be able to participate. ____x____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

The target amount has been set to $50,000. The proceeds of the Offering will primarily be contributed by the Company to Loads of Love LLC to fund a portion of the costs of Developing the "Loads of Love" project, with the balance of the proceeds funding payroll, equipment purchases, and other operational expenses in connection with the Company's property management, due diligence, and community engagement functions.

Use of Money	How Much (approximately)
Developer Equity for Loads of Love LLC mixed-use development project	$45,000
Operating Capital	$5,000
TOTAL	**$50,000**

Use of Money	How Much (approximately)
Developer Equity for Loads of Love LLC mixed-use development project	$485,500
Operating Capital	$15,000
TOTAL	**$500,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C;
- If you decide to invest, press the *Invest* button
- Follow the instructions

To Cancel Your Investment

Send an email to team@commonowner.com no later than 48 hours before the Target Date (or following the procedure in the "Required Statement" below. In your email, include your name and the name of the Company. You can cancel your investment from your "Account" page on commonowner.com.

For more information about the investment and cancellation process, see the Educational Materials on our website.

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Common Owner CF will notify Investors when and if the Target Amount has been raised.

If the Company reaches the Target Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

Total Number of Securities to be Offered = 100,000

Price of securities = $5 per Share

Minimum Investment Amount (Price) = $500

Minimum Investment Amount (Shares) = 100 Shares

Type of Share = Class A Share (outlined in Exhibit C: Operating Agreement)

§227.201(m) – Terms of the Securities

Overview

The securities being sold in this offering are Class A Shares of limited liability company membership interest in Barrett & Benitez Development LLC. Class A Shares are being sold at $5 per share and will receive a non-compounded priority return of 4% per year, which will accrue if unpaid in a certain year, until the original investment has been repaid, at which point, the priority return shall cease. Additionally, Class A shareholders cumulatively receive 30% of operating cash flows and net capital proceeds, in the aggregate, if this Offering is fully subscribed (i.e. $500,000 is invested). Effectively this means, each share will receive 0.0003% of Operating Cash Flow and Net Capital Proceeds in accordance with the order of distributions as outlined in Exhibit C: Operating Agreement.

Shares

The membership shares of the Company are divided into two classes of shares.

The membership interests being sold in this offering consist of One Hundred Thousand (100,000) "Class A Shares". All of the Class A Shares shall be owned by the Class A Members. The Manager may create additional classes of Shares in the future, with such rights and preferences as the Manager may determine in her sole discretion ("New Shares").

In addition, there are One Thousand (1,000) "Class B Shares." Five hundred (500) of the Class B Shares shall be, and are, owned by Brandi Barrett while the other five hundred (500) of the Class B Shares shall be, and are, owned by Jackeysi Benitez.

Preferred Return

Each Class A Member, will receive a cumulative, non-compounded return of four percent (4.0%) per year on such Class A Member's unreturned investment, measured from the date of a Class A Member's Capital Contribution. For any year in which such Preferred Return cannot be paid in its entirety, such Preferred Return shall be paid pro rata to each Class A member and the balance shall accrue until future years.

Compensation of Manager

Each Manager (initially Brandi Barrett & Jackeysi Benitez) shall receive a management fee of two hundred dollars ($200) per month and may be reimbursed by the Company for reasonable out-of-pocket expenses.

Distributions of Operating Cash Flow

Within thirty (30) days after the end of each calendar quarter or at such other times as the Manager shall determine, the Company shall distribute its Operating Cash Flow:
   a) First, to the Class A Members until each Class A Member has received his, her, or its Preferred Return accrued through the date of distribution.
   b) Second, thirty percent (30%) to the Class A Members and seventy percent (70%) to the holders of the Class B Shares.

Voting Rights

You will have limited voting rights to vote on certain actions to be taken by the Company. In general, these rights are limited to the following items, which are more specifically explained in the Operating Agreement.

a) By Supermajority vote of the Class A Members, remove the Manager of the Company "for cause" as defined in Section 5.8.3 of the Operating Agreement, following the procedure described in Section 5.8.2 of the Operating Agreement.

b) Any amendment to the Operating Agreement that adversely effects the Class A Members.

c) In the event of a dispute between the Managers or a Disagreement regarding a certain course of action, the Class A Members may be asked to vote to resolve such dispute, as more specifically set forth in section 5.7 of the Operating Agreement. Resolution of the dispute shall require a supermajority (75%), affirmative vote, of the Class A Members.

No Right to Transfer

Your Units will be illiquid (meaning you might not be able to sell them) for five reasons:

● The Operating Agreement generally prohibits the sale or other transfer of Shares without the Manager's consent, with some exceptions (such as transfers to immediate family members).

● Even if a transfer were to be approved, the Manager might condition its approval on a sale or other transfer to the satisfaction of one or more conditions, including without limitation a legal opinion that the sale does not violate Regulation Crowdfunding or any other applicable securities laws.

● If you want to sell your Share, the Manager will have a first right of refusal to buy it.

● Even if a sale were permitted, there is no ready market for the Shares, as there would be for a publicly traded stock.

● Any transfer of a Share would have to comply with applicable Federal and State securities laws.

The Person(s) Who Control the Company

The Company is entirely controlled by Brandi Barrett and Jackeysi Benitez, who hold 100% of the Class B Shares in the Company and are currently the Managers of the Company. In this capacity, Brandi Barrett and Jackeysi Benitez will have total control and the ability to make all decisions for the company, except in the limited circumstances set forth above and unless removed as Managers as set forth above.

How the Company's Actions Could Affect You

Actions taken by the Company could affect you in a number of different ways, including these:
● The Company decides where to purchase new property and how to build it out.
● The Company decides how to advertise the business.
● The Company decides when to sell products, and for how much.
● The Company decides who to hire and for what compensation.
● Principals of the Company could decide to hire themselves to perform services for the Company and establish rates of compensation higher than fair market value.

- The Company might decide to raise more capital, whether through equity or debt, which could dilute your membership interests in (a) either the Company, directly or (b) in Loads of Love, which would dilute your ownership of the Project, indirectly including rights to profits and cash flow.
- The Company or Loads of Love may need to make other financial agreements with one or more third-party guarantors in order to obtain the required financing for the Project or any future real property acquisition or development project. These financial agreements could reduce operating cash flow of the Project (and by extension the Company).
- The Company could fail to acquire all of the Property needed for the Project, while the Company currently has an Agreement to acquire such Property, the sale may not be consummated, for a variety of reasons.
- The Company decides which third-party contracts to enter into, including both third-party service providers to the Company and services provided by the Company to third-parties.

§227.201(n) – The Funding Portal

The Company is offering its securities through Common Owner CF, LLC, which is a "Funding Portal'' licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 7-00229 and the Funding Portal Registration Depository (FPRD) number is 309293.

§227.201(o) – Compensation of the Funding Portal

5% of the total amount of investment in the Offering shall be paid to Common Owner CF LLC as a Success Fee. Two and one half percent (2.5%) of the gross proceeds of the offering will be paid in cash upon completion of the offering. Two and one half percent (2.5%) of the gross proceeds of the offering will be paid to Common Owner in the form of securities, identical in terms and conditions in every respect to the securities offered to investors in the Offering.

§227.201(p) – Indebtedness of the Company

The Company has no debt or liabilities to disclose.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt

- Third parties include friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Details of Previous Offering conducted by the Company

The Company has not previously raised funds from third parties.

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  o Anyone listed in your answer to question 227.201(b); or
  o Anyone listed in your answer to question 227.201(c); or
  o If the Company was organized within the last three years, any promotor you've used; or
  o Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  o Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Investment by Class B Member	Made in installments	Brandi Barrett	Owner	$20,136.23
Investment by Class B Member	Made in installments	Jackeysi Benitez	Owner	$12,900.00

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§227.201(s) – The Company's Financial Condition

Liquidity

The company has approximately $600 in liquid assets as of November 30, 2022.

Capital Resources

In addition to the proceeds from the offering, the issuer has the following resources:

Cash on Hand (liquid assets) as of November 30, 2022 – Approximately $600

Other Assets (illiquid assets) as of November 30, 2022 – Approximately $20,000

Historical Results of Operations

Barrett & Benitez Development LLC is a new venture about to undertake its first development project. As such there are no historical operations to assess.

The Company is the successor-in-interest to all of the assets and liabilities of American Women Empower Real Estate & Development LLC, a related party to the Company, of which Brandi Barrett was a member. The financial statements depicting the combined historic results of operations of American Women Empower Real Estate & Development LLC & Barrett & Benitez Development LLC are attached as Exhibit D: Financial Statements.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C. However, if the Offering is successful, the Company anticipates using the majority of the proceeds of the Offering, together with other financing sources to acquire real property and begin construction of the Project. The Company anticipates making a capital contribution to Loads of Love to accomplish these goals within several months of the conclusion of the Offering. The Company does not anticipate having any cash flow to distribute until construction of the Project is complete and the project is fully leased.

§227.201(t) – The Company's Financial Statements

The Company's financial statements (in addition to the financial statements of American Women Empower Real Estate & Development LLC, the Company's predecessor-in-interest) are attached as Exhibit D: Financial Statements.

§227.201(u) – Disqualification Events

Explanation for Investors

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on commonowner.com). This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A company called North Capital Private Securities Corporation ran background checks on the principals of the Company (i.e., those covered by this rule). While the background checks indicated that such persons are "Likely Not Disqualified," this finding is not determinative and investors should not confuse this finding with an attestation that a covered person is credible or qualified.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever. The Company has submitted additional documentation to this effect.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the offering page.

§227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and will share the report directly with our investors no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors
This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective Investors on this Form C, in the business and in Exhibit A: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

All investors should take care to read Exhibit A: Risks of Investing, prior to investing in the Offering.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Reg CF offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest, you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Reg CF Offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its Reg CF Offering (i.e., to "test the waters") before the offering became effective.

The Company did not solicit indications of interest before this Offering was registered with the SEC and listed on the Funding Portal.

Risks of Investing

THE PURCHASE OF LLC MEMBERSHIP INTERESTS IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OF ALL OF YOUR MONEY. THE PURCHASE OF LLC MEMBERSHIP INTERESTS IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS. SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Purchasing LLC membership interests is not like that at all. The ability of the Company to pay you back depends on many factors, including some beyond our control. Nobody guarantees that you will receive any payments and you might lose some or all of your money.

Risks from Covid-19: As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity. The lingering effects of COVID-19 and enacted monetary policies will affect the economy in a number of ways, both positively and negatively. Neither we nor anyone else knows for certain what long-term effects the pandemic will have on this business, if any.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; international crises. In the event of a downturn in the real-estate market, the Company might be unable to distribute cash to investors.

Real Estate Is an Illiquid Investment: Real estate is much harder to sell than, say, a publicly-traded stock. As a result, our ability to sell any property that we purchase could be relatively limited.

Distributions of Cash Flow are not Guaranteed: No individual or entity is guaranteeing that the Issuer will make any distributions of cash flow to the Investors. This includes any "preferred return" or "priority return" scheduled to be distributed to the Investors. Investors can look solely to the value of the Company and the success of any projects it engages in for distributions.

Allocations of Profits and Losses are not Guaranteed: No individual or entity is guaranteeing that the Issuer will make any specific allocations of profits or losses to the Investors.

Property Value Could Decrease: The value of the stock of the Company and any real or personal property owned or purchased by the Company could decline, perhaps significantly. Factors that could cause the value of property to decline include, but are not limited to:

- Changes in interest rates
- Competition from new construction
- Changes in national or local economic conditions
- Changes in zoning
- Environmental Contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Construction Risks: Our business plan may involve major renovations of property. Construction carries its own risks, with delays and cost overruns all too common. There is no guaranty that we will be able to complete the renovations on time and on budget.

Uninsured Losses: The company will carry insurance against certain risks, but some risks cannot be insured at affordable premiums, and there is no assurance that the insurance we carry will be adequate. A significant uninsured loss could cause the project to fail.

Incomplete Due Diligence: The Company engaged in what it believes to be satisfactory due diligence with respect to the property, but due diligence is as much an art as a science and there is no guaranty that our due diligence revealed all the information about the property. If the materials provided to the Company are inaccurate, for example, or if the due diligence process fails to detect material facts that impact the value determination, the Company could make mistakes in the underwriting process.

Inability to Foreclose: Investors own LLC membership interests, not debt notes of the Issuer and will have limited or no rights to "foreclose" or otherwise take control of the Issuer in an attempt to recover their investment.

Reliance on Management Team: The Company is small with only two managers. If a key member of the management team were to die, become seriously ill or leave the Company, it could damage prospects and the ability to make the expected distributions on the Class A Members.

Liability for Personal Injury: As the owner of rental properties, the Company will face significant potential liability for personal injury claims, e.g., "slip and fall" injuries. Although the Issuer will carry insurance against potential liability, it is possible that a claim would be made in excess of the insurance coverage.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect projects the Company engages in, even if the Company carries adequate insurance.

No Market for the LLC Membership Interests Units; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Membership Shares in the Company:

(i)   There will be no public market for your LLC Membership Interests, meaning you could have a hard time finding a buyer.

(ii)   Under Operating Agreement, the LLC membership interests may not be transferred without the manager's consent, which the manager may withhold in its sole discretion.

(iii)   The Manager has the right to impose conditions on the sale of your LLC membership interests, and these conditions might not be acceptable to you.

(iv)   If you want to sell your LLC Membership Interests, the Manager has a first right of refusal to buy them.

By law, you may not sell your LLC Membership Interests unless they are registered under applicable securities statutes or the transfer is eligible for an exemption from registration.

Taking all that into account, you should plan to own your LLC Membership Interests indefinitely.

Environmental Risks: Under Federal and State laws, moreover, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owners knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic, and could impair the Issuer's ability to distribute cash or allocate credits to investors.

Failure to Obtain Loan Financing: The Project is currently anticipated to be financed by a construction to permanent loan from the Community Preservation Corporation a not-for profit lender and a "small building participation loan program" loan from New York State Homes and Community Renewal, however, it is important to note that at this time, neither of these sources of funding have been committed and the Company is still preparing applications for these funding sources, which are being underwritten by the perspective lenders. These financing sources may not materialize due to a lack of liquidity or net worth of the Company and/or the Managers, who will be required to provide guarantees to the financing parties. At such a time that the loan financing is confirmed and/or rejected, Barrett & Benitez will provide an update on the offering page at https://commonowner.com/project/barrett-benitez-development.

Failure to Obtain Grant Funding: The Project is currently anticipated to be funded by an East Side Capital Development Grant, funded by Empire State Development, and while an application has been submitted, this funding source has also yet to be committed. The balance of the required funds will come in the form developer equity from Barrett & Benitez Development LLC. At such a time that grant funding is confirmed and/or rejected, Barrett & Benitez will provide an update on the offering page at https://commonowner.com/project/ barrett-benitez-development.

Failure to Acquire Property: Loads of Love is currently the owner of 61 Laurel, but does not own 59 Laurel or 104 Riley, which are both necessary to pursue, finance, and build the Project as designed. These properties are currently owned by the City of Buffalo. Loads of Love has entered into a "Designated Developer Agreement" which should allow Loads of Love to acquire the Property from the City, however, various intervening factors, some of which are outside of the control of the Company, could prevent this from happening, which would require drastic changes to the Project, impacting returns to Investors.

Admission of Additional Members to the Company: The Managers may determine it is necessary to create additional classes of shares in the Company, some of which may have preferred rights to cash flow or capital proceeds than the Investors in the Offering. This could cause your rights to distributions of cash flow or capital proceeds or receipt of tax benefits to be diluted or reduced.

Admission of Additional Members in Loads of Love LLC or Guarantor Agreements: In order to close the construction financing for the Project, Loads of Love may need to admit additional members to Loads of Love or might enter into agreements with third-parties to provide guarantees in exchange for fees, this could dilute the rights of the Company in Loads of Love with respect to, or reduce the amount of available cash flow, capital proceeds, or tax benefits.

Tax Impact of Grant Funding: Loads of Love and the Company have applied to various grant funding sources, which applications are currently pending. Many grant funding sources, received by a for-profit entity, are treated as income in the hands of the recipient, as an investor in the Company, which is a pass-through entity, you would be allocated portions of this income, which would likely generate tax. While the Company may make depreciation elections with respect to the Project, to minimize this impact, there is not guaranty it will be able to do so.

Limited Voting Rights: The Investors in the Offering have very limited rights to vote on decisions made by the Company. You will only be able to vote on: (a) amendments to the Operating Agreement that adversely affect you, (b) removal of a manager "For Cause" as defined in the Operating Agreement, or (c) to settle a dispute between the Managers. In many cases a "supermajority" vote of the Class A Members will be required.

The Company Might Become Bankrupt: If the Company files for bankruptcy protection, Investors could face significant delays and incur significant legal costs in enforcing their rights. Ultimately Investors should recover at least a portion of the amount owed to them and could recover it all, depending on the value of the underlying collateral (*i.e.*, real estate, equipment, etc.). However, bankruptcy courts have broad powers to permit sale of a debtor's assets free of liens, to compel creditors to accepts amounts that are less than the balance due under the loan, and to permit the borrower to repay the loan over a term which may be substantially longer than the original term of the loan. All these factors may reduce the Company's recovery and ultimately the amount paid to Investors.

The Company Has No Credit Rating from Moody's or Standard & Poor's: Credit rating agencies, notably Moody's and Standard & Poor's, assign credit ratings to debt issuers. These ratings are intended to help investors gauge the ability of the issuer to repay the loan. The Company has not been rated by either Moody's or Standard & Poor's. Consequently, investors have no objective measure by which to judge the creditworthiness of the Company.

Lack of Cash to Pay Tax Liability: An investor holding LLC Membership Interests will generally be required to accrue (and pay tax on) pass-through income even if the Company fails to pay the interest, leaving the investor out-of-pocket by the amount of tax.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors.

Lack of Ongoing Information: While we will provide you with periodic statements concerning repayments with respect to the LLC Membership Interests, you will not receive the same information you would from a public company.

No Registration Under Securities Laws: Neither the Company nor the LLC Membership Interests will be registered with the Securities and Exchange Commission or the securities regulator of any State. Hence, neither the Company nor the LLC Membership Interests are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The LLC Membership Interests are being offered pursuant to Reg CF, which does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as public offering of securities. Although we have tried to provide all the information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Breaches of Security: It is possible that our systems would be "hacked", leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Risks of Relying on Third Parties: The Issuer will engage third parties to provide essential services. If a third party the Issuer retains performs poorly or becomes unable to fulfill its obligations, the Issuer's business could be disrupted. Disputes between the Issuer and its third party service providers could disrupt its business and may result in litigation or other forms of legal proceedings (e.g., arbitration), which could require us to expend significant time, money and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Issuer against such claims.

THE FOREGOING ARE NOTE NECESSARILY THE ONLY RISKS OF INVESTING.

PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

Exhibit B

Investment Agreement

BARRETT & BENITEZ DEVELOPMENT LLC

INVESTMENT AGREEMENT

This is an Investment Agreement, entered into on _____, 2023, by and between Barrett & Benitez Development LLC, a New York limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase securities issued by the Company through www.commonowner.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C and its attachments as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

2. **Purchase of Securities**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to you, and you hereby agree to purchase from the Company, a limited liability company interest denominated as [hyperlink with number of Class A Shares] "Class A Shares" for [hyperlink with amount invested] the "Shares."

3. **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Site. For example, you generally have the right to cancel (i) up to forty-eight (48) hours before the closing of the offering, or (ii) if there is a material change in the offering.

4. **Our Right to Reject Investment**. We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Your Promises**. You promise that:

   5.1. **Accuracy of Information**. All the information you have given to us, whether in this Investment Agreement, at the Site, or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

   5.2. **Review of Information**. You have read and understand the Disclosure Document and all of its Exhibits, including the LLC Agreement.

5.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed in the Educational Materials at the Site and in the Disclosure Document.

5.4.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

5.5.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company through the communications channels on the Site. All your questions have been answered to your satisfaction.

5.6.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

5.7.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

5.8.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

5.9.   **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the Shares.

5.10.   **Acting On Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

5.11.   **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" them.

5.12.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

5.13.   **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

5.14.   **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

5.15.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

5.16.   **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

5.17.   **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

5.18.   **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Materials.

5.19.   **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

5.20.   **Notification**. If you discover at any time that any of the promises in this section 5 are untrue, you will notify us right away.

5.21.   **Non-U.S. Investors**. If you are not a citizen or permanent resident of the United States, you represent that neither the offering nor the sale of securities by the Company will violate any laws of the jurisdiction where you live, and that the Company is not required to register with or seek the consent of any governmental authority in such jurisdiction.

5.22.   **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

5.22.1.   **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

5.22.2.   **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

5.23.   **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

5.23.1.   **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

5.23.2.   **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

5.23.3.   **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

5.23.4.   **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

5.23.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Materials, this Investment Agreement, and other written information that the Company has approved in writing in advance.

5.23.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6. **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the principal amount outstanding.

7. **Execution of Operating Agreement**. By signing this Investment Agreement you are also signing the Operating Agreement, just as if you had signed a paper copy of the Operating Agreement in blue ink.

8. **Governing Law**. Your relationship with us shall be governed by Delaware law, without taking into account principles of conflicts of law.

9. **Arbitration**.

9.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled in the manner described in the Operating Agreement.

9.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Buffalo, New York unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

4881-7259-9853, v. 1

9.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

11. **Notices**. All notices between us will be electronic. You will contact us by email at bbarrett10231@gmail.com. We will contact you by email at the email address you provided at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. **Miscellaneous Provisions**.

14.1. **No Transfer**. You may not transfer your rights or obligations.

14.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

14.3. **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

4881-7259-9853, v. 1

14.4. **No Other Agreements**. This Investment Agreement is the only agreements between us relating to your purchase of Shares.

14.5. **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

_____
Signature

_____
Second Signature (Joint Accounts Only)

_____
Name and Title (Entity Investors Only)

ACCEPTED

BARRETT & BENITEZ DEVELOPMENT LLC

By:_____
Name: Brandi Barrett
Title: Manager

Exhibit C

Operating Agreement

BARRETT & BENITEZ DEVELOPMENT LLC

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

This Limited Liability Company Operating Agreement (this "Agreement") is entered into effective August 15, 2022 by and among Barrett & Benitez Development LLC, a New York limited liability company (the "Company"), Brandi Barrett, an individual residing in New York ("Barrett"), Jackeysi Benitez, and individual residing in New York ("Benitez") and the persons who purchase Class A Shares and execute and deliver an Investment Agreement following the date of this Agreement (the "Class A Members"), which may include Barrett, Benitez, and either of their affiliates. Barrett, Benitez and the Class A Members are sometimes collectively referred to as "Members" in this Agreement.

Background

The Members own all of the membership interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1. **ARTICLE ONE: CONTINUATION OF LIMITED LIABILITY COMPANY**

1.1. **Continuation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the New York Limited Liability Company Law (the "Act") for the purpose set for below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2. **Name**. The name of the Company shall be "BARRETT & BENITEZ LLC" and all its business shall be conducted under that name unless the Manager shall cause the Company to file a Certificate of Amendment to the Company's Articles of Organization with the New York State Department of State, as more specifically set forth in the Act.

1.3. **Purpose**. The purpose of the Company shall be to own and operate a real estate development company, which may directly or through the formation and capitalization of one or more affiliated companies to acquire, own, hold, lease, improve, and/or dispose of real property, as from time to time determined necessary or beneficial in the sole discretion of the Managers and as more particularly described in the Confidential Investor Disclosure Document dated as of even date herewith (the "Disclosure Document"). In carrying on its business, the Company may enter into contracts, incur indebtedness, acquire, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4. **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2. ARTICLE TWO: CONTRIBUTIONS AND LOANS

2.1. **Initial Contributions**.

2.1.1. **Contributions by Class A Members**. Each Class A Member will contribute to the capital of the Company the amount specified in his, her, or its Investment Agreement.

2.1.2. **Contributions by Barret and Benitez**. Barrett and Benitez has each funded certain expenses associated with the Company, including but not limited to the cost of formation of the Company, professional fees, and due diligence. In the discretion of the Managers, Barrett or Benitez may be reimbursed by the Company for some or all of these expenses from the contributions of the Class A Members. Any such expenses for which the Manager does not authorize the Company to reimburse Barrett or Benitez shall be deemed to have been contributed to the capital of the Company by Barrett or Benitez, respectively, in her capacity as a Class A Member. Following the written request of any Class A Member, the Manager shall provide a written breakdown of such costs so reimbursed.

2.1.3. **Capital Contributions**. All contributions of Members to the capital of the Company shall be referred to in this Agreement as "Capital Contributions."

2.2. **Other Required Contributions**. No Member shall be obligated to contribute any capital to the Company beyond the Capital Contributions described in section 2.1. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3. **Loans**.

2.3.1. **In General**. The Manager or its affiliates may, but shall not be required to, lend money to the Company in the future in the Manager's sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company ("Member Loans") shall bear interest at the higher of (i) the prime rate of interest designated in the Wall Street Journal on any date within ten (10) days of the date of the loan, plus two (2) percentage points; or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Notwithstanding the foregoing, any Member may make a loan to the Company at such lower amount as is mutually agreed to by the Manager and such Member. Such loans shall be payable on demand and shall be evidenced by one or more promissory notes. Any such loans will be reflecting on any and all reports issued by the Manager to the Members.

2.3.2. **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4. **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

      2.4.1.   No Member shall be required to contribute any additional capital to the Company;

      2.4.2.   No Member may withdraw any part of his, her, or its capital from the Company;

      2.4.3.   No Member shall be required to make any loans to the Company;

      2.4.4.   Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

      2.4.5.   No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

      2.4.6.   Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

      2.4.7.   No Member shall be liable to any other Member for the return of his, her, or its capital.

2.5. **No Third Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3. **ARTICLE THREE: MEMBERSHIP INTERESTS; CAPITAL ACCOUNTS**

3.1. **Shares**. The membership interests of the Company shall be denominated by One Hundred And One Thousand (101,000) "Shares." As of the date of this Agreement, One Hundred Thousand (100,000) Shares shall be denominated as "Class A Shares" and One Thousand (1,000) as "Class B Shares." All the Class A Shares shall be owned by the Class A Members and five hundred (500) of the Class B Shares shall be, and are, owned by Barrett while the other five hundred (500) of the Class B Shares shall be, and are, owned by Benitez. The Manager may create additional classes of Shares in the future, with such rights and preferences as the Manager may determine in her sole discretion ("New Shares").

3.2. **Preemptive Rights**.

      3.2.1.   **In General**. Before issuing New Shares, the Manager shall notify each Class A Member, including in such notice the rights and preferences of the New Shares, the price of each New Share, the aggregate number of New Shares the Manager is seeking to sell, each Class A Member's *pro rata* number of New Shares (based on the respective Capital Contributions of the Class A Members), how the proceeds from the sale of New Shares will be used. Each Class A Member shall, within fifteen (15) business days of such notice, notify the Manager of the aggregate number of New Shares such Class A Member wishes to purchase, if any. If a Class A Member fails to respond to the Manager's notice by the close of business on the fifteenth (15th) business day following the date of the Manager's notice, such Class A Member shall be deemed to have declined to purchase any New Shares.

3.2.2.   **Allotment**. If Class A Members wish to purchase fewer than all of the New Shares the Manager is seeking to sell, then each Class A Member shall purchase the number of New Shares such Class A Member specified in his, her, or its response, and the remaining New Shares may be sold to third parties. If Class A Members wish to purchase more than all of the New Shares the Manager is seeking to sell, then (i) each Class A Member shall be entitled to purchase that number of New Shares equal to the lower of (A) his, her or its *pro rata* number of New Shares, or (B) the number of New Shares such Class A Member specified in his, her, or its response; and (ii) if there are any New Shares remaining after applying the foregoing clause, then each Class A Member who chose to purchase a number of New Shares in excess of his, her, or its *pro rata* number shall purchase that portion of the remaining New Shares equal to a fraction, the numerator of which is the total number of New Shares such Class A Member specified in his, her, or its response and the denominator of which is the total number of New Shares specified in the responses of all such Class A Members.

3.3.   **Certificates**. The Shares of the Company shall not be evidenced by written certificates unless the Manager determines otherwise. If the Manager determines to issues certificates representing Interests, the certificates shall be subject to such rules and restrictions as the Manager may determine.

3.4.   **Registry of Shares**. The Company shall keep or cause to be kept on behalf of the Company a register of the Members of the Company. The Company may, but shall not be required to, appoint a transfer agent registered with the Securities and Exchange as such.

3.5.   **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his, her, or its Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member, and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Definitions**.

4.1.1.   "Capital Transaction" means any sale, refinancing, or other transaction customarily considered as capital in nature entered into by the Company with respect to the Project.

4.1.2.   "Net Capital Proceeds" means the proceeds from a Capital Transaction (including proceeds from condemnation or insurance from damage or destruction to the extent not reinvested, other than business interruption or rental loss insurance proceeds) minus (i) the expenses the Company incurs with respect to the Capital Transaction, (ii) any repayments of debt made in connection with the Capital Transaction, (iii) brokerage commissions, (iv) other costs customarily taken into account in calculating net proceeds, and (v) amounts added to Reserve Accounts.

4.1.3. "Operating Cash Flow" means cash flow from the ordinary rental operations of the Project (not from Capital Transactions), as determined in the sole discretion of the Manager, taking into account all revenue and all expenses of the Company and any additions to or withdrawals from Reserve Accounts.

4.1.4. "Preferred Return" means, with respect to each Class A Member, a cumulative, non-compounded return of four percent (4.0%) per year on such Class A Member's Unreturned Investment, measured from the date of a Class A Member's Capital Contribution. For any year in which such Preferred Return cannot be paid in its entirety, such Preferred Return shall be paid *pro rata* to each Class A member and the balance shall accrue until future years.

4.1.5. "Reserve Accounts" means accounts established and maintained by the Company to fund anticipated cash needs.

4.1.6. "Unreturned Investment" means, with respect to any Class A Member, the amount of such Class A Member's Capital Contribution reduced by the aggregate amount of any distributions such Class A Member has received pursuant to section 4.2.2(b).

4.2. **Distributions**.

4.2.1. **Distributions of Operating Cash Flow**. Within thirty (30) days after the end of each calendar quarter or at such other times as the Manager shall determine, the Company shall distribute its Operating Cash Flow:

(a) First, to the Class A Members until each Class A Member has received his, her, or its Preferred Return accrued through the date of distribution.

(b) Second, thirty percent (30%) to the Class A Members and seventy percent (70%) to the holders of the Class B Shares.

4.2.2. **Distributions of Net Capital Proceeds**. Within thirty (30) days after a Capital Transaction or at such other times as the Manager shall determine, the Company shall distribute its Net Capital Proceeds:

(a) First, to the Class A Members until each Class A Member has received his, her, or its Preferred Return accrued through the date of distribution.

(b) Second, to the Class A Members in proportion to each Class A Member's Unreturned Investment, until the Unreturned Investment of all Class A Members has been reduced to zero.

(c) Third, thirty percent (30%) to the Class A Members and seventy percent (70%) to holders of the Class B Shares.

4.2.3.   **Distributions to Fund Tax Liability**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.2.4.   **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.2.5.   **Other Classes of Interest**. If, pursuant to section 3.1, the Manager creates additional classes of limited liability company interest in the future, the holders of such additional classes shall have such rights to distributions as are set forth when such additional classes are created, notwithstanding sections 4.2.1 and 4.2.2.

4.2.6.   **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits or wire transfers into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions or wire transfers into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.2.7.   **Other Rules Governing Distributions**. No distribution prohibited by NY LLC Law §508(a) or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by NY LLC Law §508(a) shall be liable as provided in NY LLC Law §508(b).

4.3.   **Allocations of Profits and Losses**.

4.3.1.   **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he or it is allocated, and (B) the cash profits he or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, following the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.3.2.   **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.3.3.   **Pre-distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5.   **ARTICLE FIVE: MANAGEMENT**

5.1.   **Management by Manager**.

5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by Barrett and Benitez, each of whom shall serve as a "manager" of the Company as defined in NY LLC Law §102(p) and in her capacity as such is referred to in this Agreement as the "Manager."

5.1.2.   **Powers of Manager; Management Agreement**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3.   **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) issue Class A Shares to any person for such consideration as the Manager maybe determine in its sole discretion and admit such persons to the Company as Class A Members, provided that if the Manager seeks to issue Class A Shares for a price lower than the price offered pursuant to the Disclosure Document, the Manager shall give each Class A Member the right to purchase additional Class A Shares following the procedure set forth in section 3.2; (ii) reserved; (iii) engage the services of third parties to perform services; (iv) enter into joint ventures, leases and any other contracts of any kind; (v) incur indebtedness, whether to banks or other lenders; (vi) determine the amount and the timing of distributions; (vii) determine the information to be provided to the Members; (viii) grant mortgage, liens, and other encumbrances on the assets of the Company; (ix) make all elections under the Code and State and local tax laws; (x) file and settle lawsuits; (xii) file a petition in bankruptcy; (xiii) discontinue the business of the Company; (xiv) reserved; (xv) cause the Company to sell or any portion of the Project; and (xvi) dissolve the Company.

5.1.4. **Resignation**. A Manager may resign at any time. Upon the resignation of a Manager, a successor manager shall be elected by Class A Members owning more than fifty percent (50%) of the Class A Shares then issued and outstanding.

5.1.5. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.1.6. **Reliance by Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any officer authorized by the Manager to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any officer as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer authorized by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any of its officers or representatives be obligated to investigate the authority of such person in a given instance.

5.2. **Standard of Care**. Except as otherwise set forth in the New York State Limited Liability Company Law, the Manager shall manage the Company's business and affairs in good faith and with that degree of care that an ordinarily prudent person in a like position would use under similar circumstances.

5.3. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.4. **Officers**. The Manager may, from time to time, designate officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.5. **Formation Expenses**. The Company shall reimburse the Manager for the cost of forming the Company and offering Class A Shares to investors, including legal and accounting expenses. '

5.6.   **Compensation of Manager**. Each Manager shall receive a management fee of two hundred dollars ($200) per month (the "Management Fee") and may be reimbursed for reasonable out-of-pocket expenses serving in her capacity as Manager, provided, however, that such Manager shall be required to maintain records of such expenses and reimbursements and shall provide evidence of such expenses and reimbursements following the reasonable written request of any Member.

5.7.   **Action of Managers, Dispute Resolution.** In the event that there is more than one Manager serving at any given time, any action to be undertaken by the Managers hereunder shall require the majority vote at any meeting of the Managers or the unanimous written consent of the Managers in lieu of such a meeting. For the avoidance of doubt, if there are two (2) Managers serving, any such action shall require the unanimous vote or written consent of both such Members. In the event the Managers cannot agree on a course of action any matter in which the Company must make act or make a decision, either Manager may submit a proposed course of action to the Members, and any Manager's proposal receiving the affirmative vote of Class A Members holding seventy five percent (75%) of the total number of Class A Shares then issued and outstanding (a "Super Majority Vote") shall be approved and the Manager proposing such action shall be empowered to cause the Company to undertake such action.

5.8.   **Removal of Manager**.

5.8.1.   **In General**. The Manager may be removed by a Super Majority Vote of the Class A Members, but only if the Class A Members have "cause" to remove the Manager, as defined in section 5.8.3, and follow the procedure set forth in section 5.8.2.

5.8.2.   **Procedure**.

(a)   **Notice and Response**. A Class A Member who wishes to remove the Manager and believes there is "cause" for doing so within the meaning of section 5.7.3 shall notify the Manager, referencing this section 5.7 and setting forth in detail the reasons for his, her, or its belief. Within thirty (30) days after receiving such a notice, the Manager shall respond by acknowledging the receipt of the notice and (i) stating that the Manager does not believe there is merit in the Class A Member's allegations, (ii) explaining why the Manager does not believe "cause" exists for removal, or (iii) stating that while "cause" may exist for removal, the Manager does not believe removal would be in the best interest in the Company. If the Manager fails to respond, the Manager shall be deemed to have stated that it does not believe there is merit in the Class A Member's allegations. In the event the Class A Member communicates with any third party concerning his request for removal, including any other Class A Member but not including his, her, or its own legal counsel, he, she, or it shall include a copy of the Manager's response. The failure of the Manager to include in its response any defense, facts, or arguments shall not preclude the Manager from including such defense, facts, or arguments in subsequent communications or proceedings.

(b)   **Vote**. After following the procedure described in section 5.7.2(a), Class A Members owning at least twenty five percent (25%) of the Class A Shares then issued and outstanding (the "Dissident Members") may call for a vote of the Class A Members. The Manager and a single representative chosen by the Dissident Members shall cooperate in sending to all Class A Members a package of materials bearing on whether "cause" exists under section 5.7.3 and whether it is in the best interest of the Company to remove the Manager, and a vote shall be taken by electronic means, with responses due within thirty (30) days. The failure of the Manager or the Dissident Members to include in this package any defense, facts, or arguments shall not preclude them from including such defense, facts, or arguments in subsequent communications or proceedings.

(c)   **Arbitration**. In the event of a Super Majority Vote to remove the Manager within the thirty (30) day period described in section 5.7.2(b), then the question as to whether "cause" exists to remove the Manager shall be referred to a single arbitrator in arbitration proceedings held in Buffalo, New York in conformance with the then-current rules and procedures of the American Arbitration Association. The removal of the Manager shall not become effective until the arbitrator determines that "cause" exists; the decision of the arbitrator shall be binding and non-appealable. In the event there is no Super Majority Vote to remove the Manager within the thirty (30) day period described in section 5.7.2(b), then the Manager shall not be removed and no subsequent proceeding to remove the Manager shall be held with respect to substantially similar grounds.

5.8.3.   **Cause Defined**. For purposes of this section 5.7, "cause" shall be deemed to exist if any only if:

(a)   **Uncured Breach**. The Manager breaches any material provision of this Agreement and the breach continues for more than (30) days after the Manager has received written notice, or, in the case of a breach that cannot be cured within thirty (30) days, the Manager fails to begin curing the breach within thirty (30) days or the breach remains uncured for ninety (90) days; or

(b)   **Bankruptcy**. The Manager makes a general assignment for the benefit of its creditors; or is adjudicated a bankrupt; or files a voluntary petition in bankruptcy; or files a petition or answer seeking reorganization or an arrangement with creditors, or to take advantage of any insolvency, readjustment of loan, dissolution or liquidation law or statute; or an order, judgment, or decree is entered without the Manager's consent appointing a receiver, trustee or liquidator for the Manager; or

(c)   **Bad Acts**. The Manager engages in willful misconduct or acts with reckless disregard to its obligations, in each case causing material harm to the Company, or engages in bad faith in activities that are beneficial to itself and cause material harm to the Company, and the individual responsible for such actions is not terminated within thirty (30) days after the Manager becomes aware of such actions.

5.9.   **No Effect on Sponsor**. The removal of Barrett or Benitez as the Manager shall not affect her right to distributions as a Class A or Class B Member but following such removal, Barrett, Benitez, (or any subsequently removed Manager) shall no longer receive the Management Fee.

6. **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1.   **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise. Without limiting the preceding sentence, the Members acknowledge that the Manager and/or its affiliates intend to sponsor, manage, invest in, and otherwise be associated with other entities and business investing in the same assets class(es) as the Company, some of which could be competitive with the Company. No Member shall have any claim against the Manager or its affiliates on account of such other entities or businesses.

6.2.   **Exculpation and Indemnification**

6.2.1.   **Exculpation**.

(a)   **Covered Persons**. As used in this section 6.2, the term "Covered Person" means (i) the Manager and its affiliates, (ii) the members, managers, officers, employees, and agents of the Manager and its affiliates, and (iii) the officers, employees, and agents of the Company, each acting within the scope of his, her, or its authority.

(b)   **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, unless a final adjudication establishes that (i) the act or omission were in bad faith or involved intentional misconduct or a knowing violation of law, or (ii) the Covered Person personally gained a financial profit or other advantage to which he or she was not legally entitled.

(c)   **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2.   **Liabilities and Duties of Covered Persons**.

(a)   **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement.

The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3.   **Indemnification**.

(a)   **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) it is not established by a final adjudication establishes that either (A) the act or omission were in bad faith or involved intentional misconduct or a knowing violation of law, or (B) the Covered Person personally gained a financial profit or other advantage to which he or she was not legally entitled. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b)   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d) **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3. **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Class A Member shall divulge to any person or entity, or use for his, her, or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that A Class A Member is required to disclose by legal process.

7.   **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT**

7.1.   **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.   **Books and Records of Account**. The Company shall keep at its principal offices books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3.   **Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal quarter, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, and the manner in which it was distributed (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such additional information as may be required by law. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires.

7.4.   **Right of Inspection**.

7.4.1.   **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.4.2.   **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.4.3.   **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.4.4.   **Restrictions**.   The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a)   No Member shall have a right to a list of the Class A Members or any information regarding the Class A Members without the prior written consent of each Class A Member. Notwithstanding the foregoing, the Manager may share a list of the Class A Members with any third-party with a bonefide business purpose (i.e. a bank) at its sole discretion, without notice to or the consent of any Member.

(b)   Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c)   No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d)   No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   A representative of the Company may be present at any inspection of the Company's books and records.

(g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.5.   **Tax Matters**.

7.5.1.   **Designation**. Brandi Barrett shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.5.2.   **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.5.3.   **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.5.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.5.5.   **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8.   **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1.   **Voluntary Transfers**.

8.1.1.   **Generally**. No Class A Member shall sell, transfer, assign or encumber all or any portion of his, her, or its Class A Shares without the prior written consent of the Manager, which may not be withheld unreasonably. In the event a Member proposes to transfer all or portion of his, her, or its Class A Shares, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

8.1.2.   **First Right of Refusal**.

(a)   **In General**. In the event a Class A Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Class A Shares (the "Transfer Shares"), then he, she, or it shall notify the Manager, specifying the Class A Shares to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Manager shall notify the Selling Member whether the Company, the Manager, or a person designated by the Manager (in that order of priority) elects to purchase the entire Transfer Shares on the terms set forth in the Sales Notice.

(b) **Special Rules**. The following rules shall apply for purposes of this section:

(1) If the Manager elects not to purchase the Transfer Shares or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2) If the Manager elects to purchase the Transfer Shares, it shall do so within thirty (30) days.

(3) If the Manager elects not to purchase the Transfer Shares, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or nontradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4) If the Manager elects to purchase the Transfer Shares in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Manager shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Manager shall have the effect of a binding definitive agreement. If the Selling Member and the Manager are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.3. **Conditions of Transfer**. A transfer of Class A Shares shall be effective only if:

(a) The transferor has notified the Manager of the proposed transfer at least thirty (30) business days in advance, describing the terms and conditions of the proposed transfer and any other information reasonably requested by the Manager;

(b) The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

(c) A fully executed and acknowledged written transfer agreement between the Transferor and the transferee has been filed with the Company;

(d) All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

(e) The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the transfer will not require the Company or the Manager to register as an investment company under the Investment Company Act of 1940, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.1.4.   **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.1.5.   **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1:

(a)   A transfer upon death;

(b)   A transfer to or for the benefit of any spouse, child or grandchild of a Class A Member, or to a trust for their exclusive benefit;

(c)   Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(d)   The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation).

provided, *however*, that in the case of a transfer pursuant to section 8.1.5(b), (i) the transferred Shares shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Shares shall not thereafter be transferred further in reliance on section 8.1.5(b).

8.1.6.   **Application to Certain Entities**. In the case of a Class A Member that is a Special Purpose Entity, the restrictions set forth in section 8.1 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.7.   **Other Transfers Void**. Transfers in contravention of this section shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

8.2.   **Death, Insolvency, Etc**. Neither the death, disability, bankruptcy, or insolvency of a

Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give the Company or any Member the right to purchase such Member's Shares, nor give the Member himself (or his heirs, assigns, or representatives) the right to sell such Shares to the Company or any other Member. Instead, such Member or his heirs, assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

8.3. **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his, her, or its Shares.

8.4. **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the issued and outstanding Shares of the Company or, alternatively, all of the issued and outstanding Class A Shares, then, upon notice of the sale or other disposition, each Member, or each Class A Member, shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) if the sale or other disposition is to the Manager or any person related to the Manager, the selling price shall not be less than the selling Members, or Class A Members, would receive if all of the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company; (ii) each Member, or Class A Member, shall represent that he, she, or it owns his, her, or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (iii) each Member, or Class A Member, shall grant to the Manager a power of attorney to act on behalf of such Class A Member, in connection with such sale or other disposition; and (iv) each Member, or Class A Member, shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold, the liabilities of the Company satisfied, and the net proceeds distributed among the Members in liquidation of the Company. For these purposes, a person shall be treated as "related" to the Manager if such person bears a relationship to the Manager described in section 267(b) of the Code or in section 707(b) of the Code, determined by substituting the phrase "at least 10%" for the phrase "more than 50%" each place it appears in such sections.

8.5. **Mandatory Redemptions**.

8.5.1. **Based on ERISA Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Class A Shares owned by a Member whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, Code section 4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

8.5.2. **Based on Other Bona Fide Business Reasons**. The Manager may, at any time, cause the Company to purchase all of the Class A Shares owned by a Member if the Manager determines that (i) such Member made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the Member's interest in the Company; (iii) the Manager believes that such Member's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Member has violated any of his, her, or its obligations to the Company or to the other Members; or (ii) such Member is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

8.5.3.   **Purchase Price and Payment**. In the case of any purchase of Shares described in this section 8.5 (i) the purchase price of the Shares shall be ninety percent (90%) of the amount the Member would receive with respect to such Shares if all of the assets of the Company were sold for their fair market value, all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with section 4.1; and (ii) the purchase price shall be paid by wire transfer or other immediately-available funds at closing, which shall be held within sixty (60) days following written notice from the Manager.

8.6.   **Section 1031 Exchange**. The Manager may exchange the Project for other property in a transaction described in Code section 1031, but only if, in connection with such transaction, each Class A Member is given the option to sell all (but not less than all) his, her, or its Class A Shares back to the Company for an amount equal to the amount such Class A Member would receive if all the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company.

8.7.   **Fair Market Value of Assets**.

8.7.1.   **In General**. For purposes of section 8.4, section 8.5.3, and section 8.6, the fair market value of the Company's assets shall be as agreed by the Manager and the Member(s) whose Shares are being purchased. If they cannot agree, the fair market values shall be determined by a single qualified appraiser chosen by the mutual agreement of the Manager and the Member(s) in question. If they cannot agree on a single appraiser, then they shall each select a qualified appraiser to determine the fair market value. Within forty five (45) days, each such appraiser shall determine the fair market value, and if the two values so determined differ by less than ten percent (10%) then the arithmetic average of the two values shall conclusively be deemed to be the fair market value of the assets. If the two values differ by more than ten percent (10%), then the two appraisers shall be instructed to work together for a period of ten (10) days to reconcile their differences, and if they are able to reconcile their differences to within a variation of ten percent (10%), the arithmetical average shall conclusively be deemed to be the fair market value. If they are unable to so reconcile their differences, then the two appraisers shall, within ten (10) additional days, pick a third appraiser. The third appraiser shall, within an additional ten (10) days, review the appraisals performed by the original two, and select the one that he believes most closely reflects the fair market value of the Company's assets, and that appraisal shall conclusively be deemed to be the fair market value.

8.7.2.   **Special Rules**.

(a)   **Designation of Representative**. If the Shares of more than one Member are being purchased pursuant to section 8.7.1, then all such Members shall select a single representative, voting on the basis of the number Shares owned by each, and such single representative (who may but need not be one of the Members in question) shall speak and act for all such Members.

(b)   **Cost of Appraisals**. The Company on one hand and the Member(s) whose Shares are being purchased on the other hand shall each pay for the appraisal such party obtains pursuant to section 8.7.1. If a third appraiser is required, the parties shall share the cost equally.

8.8.   **Withdrawal**. A Class A Member may withdraw from the Company by giving at least ninety (90) days' notice to the Manager. The withdrawing Class A Member shall be entitled to no distributions or payments from Company on account of his, her, or its withdrawal, nor shall he, she, or it be indemnified against liabilities of Company. For purposes of this section, A Class A Member who transfers a Class A Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9.   **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1.   **Dissolution**. The Company shall be dissolved upon the first to occur of the determination of the Manager to dissolve or the entry of a decree of a judicial dissolution pursuant to the Act.

9.2.   **Liquidation**.

9.2.1.   **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2.   **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed as set forth in section 4.1.

9.2.3.   **Distributions in Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4.   **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. **ARTICLE TEN: POWER OF ATTORNEY**

10.1.   **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Class A Member, with power and authority to act in the name and on behalf of each such Class A Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1.   This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2.   Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3.   Any instrument or document that may be required to effect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4.   Any and all other instruments as the Manager may deem necessary or desirable to affect the purposes of this Agreement and carry out fully its provisions.

10.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Class A Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manger by an through one or more of the officers of the Manager for each of the Class A Members by the signature of the Manager acting as attorney-in-fact for all of the Class A Members, together with a list of all Class A Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by A Class A Member of all or any portion of his, her or its Class A Share except that, where the assignee of the Class A Share owned by the Class A Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Class A Members**. The Manager shall promptly furnish to each Class A Member a copy of any amendment to this Agreement executed by the Manger pursuant to a power of attorney from such Class A Member.

11. **ARTICLE ELEVEN: AMENDMENTS**

11.1.   **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1.   The correction of typographical errors;

11.1.2. A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3. The creation of additional classes of limited liability company interests pursuant to section 3.1, subject to the preemptive rights of Class A Members set forth in section 3.2;

11.1.4. The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.5. An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.6. An amendment that adds to its own obligations or responsibilities;

11.1.7. A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

11.1.8. A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

11.1.9. A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

11.1.10. A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.11. A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.12. A change the Manager determines to be necessary or appropriate to reflect an investment by the Company in any corporation, partnership, joint venture, limited liability company or other entity;

11.1.13. An amendment that conforms to the Disclosure Document;

11.1.14. Amendments required by the Company's lenders;

11.1.15. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone; or

11.1.16. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Class A Members, except for any amendment consistent with provisions typically included in the syndication of historic tax credit projects, including but not limited to provisions concerning the special allocation of depreciation deductions, provisions that would allow an historic tax credit investor, in specified circumstances, to replace the Manager, and provisions requiring specified reporting to such historic tax credit investor.

11.2. **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Class A Members, other than amendments described in section 11.4 or section 11.1.16, shall require the consent of the Manager and Class A Members holding a majority of the Class A Shares or, if an amendment affects only one class of Class A Shares, then the Class A Members holding a majority of the Class A Shares of that Series.

11.3. **Amendments to Vary Distributions**. The Manager may amend Article Four to increase the distributions to one or more Class A Members (for example, to increase the Preferred Return of one or more Class A Members), without the consent of any other Class A Member, provided that any such increase does not decrease the distributions to any other Class A Members, except as set forth in section 11.1.16. Any such amendment may be affected by a letter agreement between the Manager and the affected Class A Member(s).

11.4. **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.4.1. An amendment deleting or modifying any of the amendments already listed in this section 11.4;

11.4.2. An amendment that would require any Class A Member to make additional Capital Contributions; and

11.4.3. An amendment that would impose personal liability on any Class A Member.

11.5. **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Class A Members, the Manager shall notify each affected Class A Member (who may be all Class A Members, or only Class A Members holding a given class of Class A Shares) in writing, specifying the proposed amendment and the reason(s) why the Manager believe the amendment is in the best interest of the Company. At the written request of Class A Members holding at least Twenty Percent (20%) of the Class A Shares entitled to vote on the amendment, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If the Manager proposes an amendment that is not approved by the Class A Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

12. **ARTICLE TWELVE: MISCELLANEOUS**

12.1. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service, or (ii) on the date transmitted by electronic mail, unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox, to the principal business address of the Company, if to the Company or the Manager, to the email address of A Class A Member provided by such Class A Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

12.3. **Governing Law**. This Agreement shall be governed by the internal laws of New York without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the New York courts or the Federal courts located in or most geographically convenient to Buffalo, New York, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by New York law, and (v) if such Member is not otherwise subject to service of process in New York, agrees to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.

12.4. **Waiver of Jury Trial**. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.5. **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.6. **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be third party beneficiaries of this Agreement in any way.

12.7. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.9. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10. **Execution by Class A Members**. It is anticipated that this Agreement will be executed by Class A Members through the execution of a separate Investment Agreement.

12.11. **Legal Representation**. The Company and the Manager have been represented by Yots Law Firm P.C. in connection with the preparation of this Agreement. Each Class A Member (i) represents that such Member has not been represented by Yots Law Firm P.C. in connection with the preparation of this Agreement, (ii) agrees that Yots Law Firm P.C. may represent the Company and/or the Manager in the event of a dispute involving such Class A Member, and (iii) acknowledges that such Class A Member has been advised to seek separate counsel in connection with this Agreement.

12.12. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.13. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

BARRETT & BENITEZ LLC
A New York limited liability company

By: Brandi Barrett
Name: Brandi Barrett
Title: Manager

Managers and Class B Shareholders:

Brandi Barrett
BRANDI BARRETT

DocuSigned by:
Jackeysi Benitez
JACKEYSI BENITEZ
83852EB3E8C74C2...

Exhibit D

Financial Statements



WEALTH of KNOWLEDGE
ENTERPRISES

December 7, 2022

To Whom It May Concern:

I have reviewed the accompanying balance sheet of Barrett and Benitez as of November 30, 2022 and the related statements of income and cashflows for the 12 months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Barrett and Benitez. A review consists principally of analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles in the United States of America.

Sincerely,

Maya Pierce

Maya Pierce
Owner, Wealth of Knowledge Enterprises

830 Glenwood Ave SE
Suite 510-201
Atlanta, GA 30316

Barrett & Benitez
Consolidated Balance Sheet
As of November 30, 2022

	Balance as of 12/31/2020	Balance as of 12/31/2021	Balance as of 11/30/2022
ASSETS			
Bank Accounts			
Business Checking (9071)	0.00	0.00	598.46
Business Checking (6775)	88.31	0.00	0.00
Total Bank Accounts	$ 88.31	$ 0.00	$ 598.46
Buildings & Land			
Land Purchase - 61 Laurel Ave	0.00	0.00	20,000.00
Total Buildings & Land	$ 0.00	$ 0.00	$ 20,000.00
TOTAL ASSETS	$ 88.31	$ 0.00	$ 20,598.46
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Total Current Liabilities	$ 0.00	$ 0.00	$ 0.00
Total Liabilities	$ 0.00	$ 0.00	$ 0.00
Equity			
Opening Balance Equity	0.00	0.00	0.00
Owner Investment - B.Barrett	7,230.00	7,271.23	20,136.23
Owner Investment - J.Benitez	0.00	0.00	12,900.00
Retained Earnings	0.00	-7,141.69	-7,271.23
Net Income	-7,141.69	-129.54	-5,166.54
Total Equity	$ 88.31	$ 0.00	$ 20,598.46
TOTAL LIABILITIES AND EQUITY	$ 88.31	$ 0.00	$ 20,598.46

Barrett & Benitez
Consolidated Profit & Loss Statement
As of November 30, 2022

	Total as of 12/31/2020	Total as of 12/31/2021	Total as of 12/31/2022
Income	0.00	0.00	0.00
Expenses			
Advertising /Marketing	387.12	0.00	1,990.00
Bank Fees	132.04	84.57	4.00
Commissions / Purchase Fees	0.00	0.00	672.54
Contract Labor	0.00	0.00	0.00
Interest Paid	0.00	0.00	0.00
Insurance	0.00	0.00	0.00
Legal & Professional Fees	1,710.61	0.00	0.00
Meals	0.00	0.00	0.00
Office Expense	0.00	0.00	0.00
Rent/Lease	0.00	0.00	0.00
Repairs & Maintenance	0.00	0.00	0.00
Supplies	125.92	44.97	0.00
Taxes & Licenses	20.00	0.00	0.00
Travel	0.00	0.00	0.00
Utilities	0.00	0.00	0.00
Wages/Payroll Expense	0.00	0.00	0.00
Other Misc Expenses	4,766.00	0.00	2,500.00
Total Expenses	**7,141.69**	**129.54**	**5,166.54**
Net Income	**-7,141.69**	**-129.54**	**-5,166.54**

Barrett & Benitez
Consolidated Cashflow Statement
As of November 30, 2022

	2020	2021	2022
Operating Cash Flow			
Net Earnings	(7,141.69)	(129.54)	(5,166.54)
Plus: Depreciation & Amortization	-	-	-
Less: Changes in Working Capital	-	-	-
Cash from Operations	(7,141.69)	(129.54)	(5,166.54)
Investing Cash Flow			
Investments in Property & Equipment	-	-	20,000.00
Cash From Investing	-	-	20,000.00
Financing Cash Flow			
Issuance (repayment) of debt	-	-	-
Issuance (repayment) of equity	7,230.00	41.23	25,765.00
Cash From Financing	7,230.00	41.23	25,765.00
Net increase (decrease) in cash	88.31	(0.00)	598.46
Opening cash balance	-	88.31	-
Closing Cash Balance	88.31	-	598.46

Exhibit E

OPERATING AGREEMENT OF LOADS OF LOVE LLC, AS AMENDED

AMENDED AND RESTATED
OPERATING AGREEMENT
OF
LOADS OF LOVE LLC

This **AMENDED AND RESTATED OPERATING AGREEMENT** made as of August 24, 2022 (hereinafter referred to as **"Agreement"**), by and between **LOADS OF LOVE LLC**, a New York limited liability company (the "**Company**"), and BARRETT & BENITEZ DEVELOPMENT LLC, a New York limited liability company having a place of business at 229 West Genesse Street, P.O Box 118, Buffalo, NY, 14202 (hereinafter referred to as the **"Member"**).

W I T N E S S E T H:

WHEREAS, the Company was formed on February 4, 2021 with Brandi Barrett, an individual residing in the State of New York (the "Initial Member") as its initial sole member and

WHEREAS, as of February 4, 2021, the Initial Member executed that certain Limited Liability Company Operating Agreement (the "Initial Agreement") between the Initial Member and the Company; and

WHEREAS, the Initial Member and the Member desire to amend and restate the Initial Agreement in its entirety to (i) admit the Member as the sole member of the Company, (ii) withdraw the Initial Member as a member of the Company, and (iii) to set forth the intentions of the Member with regard to the business and affairs of the Company and its rights and obligations with respect to the Company;

NOW, THEREFORE, the Member states its intention to operate the Company under the New York Limited Liability Company Law (the "**Law**"), upon the following terms and conditions:

ARTICLE 1

TERM, NAME, PURPOSE AND PLACE OF BUSINESS

1.1 <u>Formation of Company</u>. The Company was organized on February 4, 2021 in accordance with the Law.

1.2 <u>Name</u>. The name of the Company shall be LOADS OF LOVE LLC, and the Company shall hold title to all assets in that name.

1.3 <u>Purpose of the Company</u>. The Company has been formed for any lawful purpose.

1.4 <u>Company Filings</u>. The Member shall execute and file all documents required by the Law to be filed in connection with the formation of the Company and to preserve and maintain the limited liability of its Member.

1.5 <u>Place of Business</u>. The principal place of business of the Company shall be 229 West Genesse Street, P.O Box 118, Buffalo, NY, 14202, or at such other location as may be selected by the Member from time to time.

1.6 <u>Term</u>. The Company was formed on February 4, 2021 upon the filing of the Articles of Organization, in the office of the Secretary of State of the State of New York in accordance with the Law and shall continue until dissolved and liquidated pursuant to the provisions of Article 5 hereof.

ARTICLE 2

CAPITAL CONTRIBUTIONS AND PERCENTAGE INTERESTS

2.1 <u>Interest and Liability of Member</u>.

2.1.1 The interest of the Member ("**Percentage Interest**") in the Company as of the date hereof is as set forth on Schedule "A" annexed hereto and made a part of this Agreement.

2.1.2 No Member or manager will be personally bound by or liable for the expenses, debts, liabilities or obligations of the Company.

2.1.3 The Initial Member shall have no rights, obligations, or liabilities, including without limitation rights to disbursements or allocations whatsoever, with respect to the Company.

2.2 **Capital Contribution.**

2.2.1 The initial Capital Contribution made to the Company by the Member is as set forth on Schedule "A" annexed hereto and made a part hereof.

2.2.2 All cash contributed by the Member pursuant to Section 2.1 is referred to as the Member's Capital Contribution.

2.3 **Capital Account.** A capital account shall be maintained for the Member on the books of the Company in accordance with the provisions of Section 1.704-1(b)(2)(iv) of the Treasury Regulations.

2.4 **Cash Flow, Profits and Losses.** Net cash flow and net profits and net losses, as determined for Federal income tax purposes, of the Company shall be distributed and allocated, as applicable, to the Member.

ARTICLE 3

MANAGEMENT

3.1 **Manager.** The Company shall be managed by the Manager, in accordance with the Act.

3.2 **Annual Budget.** Not less than sixty (60) days before the end of each fiscal year of the Company, the Manager shall prepare an operating budget in reasonable detail for the following fiscal year.

3.3 **Certain Tax Matters.**

3.3.1 The Member shall engage an accountant to prepare at the expense of the Company all tax returns and statements, if any, which must be filed by or on behalf of the Company.

3.3.2 The Member agrees to use its best efforts to meet all requirements of the Internal Revenue Code of 1986, as amended and applicable regulations, rulings other procedures of the Internal Revenue Service to ensure that the Company will be classified for Federal income tax purposes as a limited liability company or partnership and not as an association taxable as a corporation.

3.3.3 The Member shall be the "Tax Matters Partner" or "Partnership Representative" as required by the Internal Revenue Code of 1986, as amended.

3.4   Appointment and Replacement of Manager.

3.4.1 The Member is hereby appointed as the initial Manager of the Company.

3.4.2. The Member may replace the Manager at any time for any reason by giving notice to the Manager of such replacement. Replacement of the Manager shall take effect immediately unless a later time is set forth in such notice.

ARTICLE 4

BOOKS, RECORDS, REPORTS AND ACCOUNTS

4.1   Books and Records. At all times during the continuance of the Company, the Manager shall keep or cause to be kept full and true books of account, in which shall be entered fully and accurately each transaction of the Company. The Company shall keep its books and records on the same method of accounting employed for tax purposes. The fiscal year of the Company shall be the calendar year. The Manager shall also cause to be prepared and filed all Federal, state and local tax returns required of the Company.

4.2 <u>Retention of Books and Records.</u>

4.2.1 The Company shall continuously maintain at its principal place of business set forth in Section 1.5:

(A)	A current list of the full name and last known business or residence address of the Member together with the contribution and the share in profits and losses of the Member;

(B)	A copy of the Articles of Organization and all certificates of amendment thereto, together with executed copies of any powers of attorney pursuant to which any such certificate has been executed;

(C)	Copies of the Company's Federal, state and local income tax or information returns and reports, if any, for the six most recent taxable years;

(D)	Copies of this Agreement and all amendments thereto;

(E)	Financial statements of the Company for the six (6) most recent fiscal years;

(F)	The Company's books and records for at least the current and past three (3) fiscal years; and

(G)	Such additional books and records as are necessary for the operation of the Company.

4.2.2 Any records maintained by the Company in the regular course of its business may be kept on, or be in the form of, punch cards, magnetic tape, photographs, micrographics, or any other information storage device, including without limitation electronic or cloud based storage devices, provided that the records so kept can be converted into clearly legible written form within a reasonable period of time.

4.3 <u>Bank Accounts.</u> The Company shall establish and maintain accounts in financial institutions (including, without limitation, national or state banks, trust companies, or savings and loan institutions) in such amounts as the Manager may deem necessary from time to time. The funds of the Company shall be deposited in such accounts and shall not be commingled with the funds of the Member or any affiliate thereof.

ARTICLE 5

DISSOLUTION, LIQUIDATION AND TERMINATION OF THE COMPANY

5.1   <u>Dissolution</u>. The Company shall be dissolved upon the happening of the first of the following to occur:

(A)   Upon approval of the Member;

(B)   Upon the incapacity, insanity, retirement, resignation, bankruptcy, or death of the Member.

(C)   Upon the sale or other divestiture of all or substantially all of the Property of the Company; or

(D)   Upon entry of a decree of judicial dissolution of the Company.

5.2   <u>Liquidation</u>.

5.2.1   Upon the dissolution of the Company as provided in Section 5.1, the Company shall be liquidated as hereinafter set forth. The Member shall be furnished with a statement, reviewed by the Company's independent accountants, which shall set forth the assets and liabilities of the Company as of the date of the Company's dissolution. Member shall as promptly as practicable liquidate the assets of the Company, close out all positions, pay or discharge all debts, liabilities and obligations of the Company, and retain such reserves as are deemed necessary for any unforeseen and contingent liabilities of the Company. The Member shall then allocate and distribute the remaining proceeds in cash as follows:

(i)   to the payment of the expenses of liquidation;

(ii)   to the payment of the debts and liabilities of the Company owing to third parties in the order of priority provided by law;

(iii)   to the Member, the balance of his Capital Account.

5.3   **Termination**. The Company shall not terminate until all Company property shall have been disposed of and the Company's assets, after payment of or due provisions for liabilities to the Company's creditors, shall have been distributed to the Member and until the Articles of Organization of the Company shall have been canceled. Notwithstanding the dissolution of the Company, prior to the termination of the Company as aforesaid, the business of the Company and the affairs of the Member shall continue to be governed by this Agreement.

5.4   **Filing of Articles of Dissolution**. Upon the completion of the distribution of Company assets as provided in this Article 5 and the termination of the Company, the Member or liquidating agent shall cause the Articles of Dissolution of the Company to be filed with the New York State Secretary of State.

ARTICLE 6

FURTHER DOCUMENTS

6.1   **Execution by Members**. The Member shall execute, acknowledge and swear to any certificate required by the Law, any amendment to or cancellation thereof required by law, and any certificate or affidavit of fictitious firm name, trade name or the like (and any amendments or cancellations thereof) required by law to carry out the purposes of, and which are consistent with, the purposes of this Agreement; and the Member shall cause to be filed of record all such certificates and instruments as shall be required so to be filed.

ARTICLE 7

MISCELLANEOUS

7.1 <u>**Terminology**</u>. All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders, and the singular shall include the plural, and vice versa, as the context may require.

7.2 <u>**Captions**</u>. The captions of this Agreement are for convenience and reference only and in no way define, limit or describe the scope or intent of this Agreement nor affect it in any way.

7.3 <u>**Governing Law**</u>. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the Member has executed this Agreement as of the day and year first above written.

MEMBER:

BARRETT & BENITEZ LLC
A New York limited liability company

By: *Jackeysi Benitez*
    ⌐DocuSigned by:
    83852EB3E8C74C2...
Name: Jackeysi Benitez

MANAGER:

BARRETT & BENITEZ LLC
A New York limited liability company

By: *Jackeysi Benitez*
    ⌐DocuSigned by:
    83852EB3E8C74C2...
Name: Jackeysi Benitez

Accepted and Agreed by the
INITIAL MEMBER:

⌐DocuSigned by:
Brandi Barrett
5D0676221A82420...
Brandi Barrett

SCHEDULE A

NAME(S) AND ADDRESS(ES) OF MEMBER(S)	INITIAL CAPITAL CONTRIBUTION	INTEREST
Barrett & Benitez Development LLC 229 West Genesse Street, P.O Box 118, Buffalo, NY, 14202	$100.00	100%